UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

Audited Financial Statements and Supplemental Schedules

As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

With Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Savings Plan

Audited Financial Statements and Supplemental Schedules

As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 and schedule of delinquent participant contributions for the year ended December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 20, 2008

Danaher Corporation & Subsidiaries Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$1,577,127,947	$1,293,256,375
Participant loans	24,126,558	20,226,565

Total investments	1,601,254,505	1,313,482,940

Receivables:
Participant contributions	1,623,947	2,637,385
Employer contributions	3,389,568	4,075,247

Total receivables	5,013,515	6,712,632

Total assets	1,606,268,020	1,320,195,572

Liabilities
Administrative expenses payable	38,214	29,034

Net assets available for benefits at fair value	1,606,229,806	1,320,166,538
Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,411,524	2,254,584

Net assets available for benefits	$1,607,641,330	$1,322,421,122

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Contributions:
Participant	$78,398,181
Rollovers	15,492,150
Employer	54,311,431

Total contributions	148,201,762

Interest and dividend income	92,887,061
Net realized and unrealized appreciation in fair value of investments	44,670,738

Total additions	285,759,561

Deductions
Benefit payments	140,637,636
Administrative expenses	648,278

Total deductions	141,285,914

Net increase prior to plan transfers	144,473,647

Net transfers into plan	140,746,561

Net increase in assets available for benefits	285,220,208

Net assets available for benefits:
Beginning of year	1,322,421,122

End of year	$1,607,641,330

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1. Description of the Plan

The Danaher Corporation & Subsidiaries Savings Plan (the Plan) was established for certain employees, effective November 30, 2002. Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company.

On April 30, 2007, the Innova Corporation 401(k) Profit Sharing Plan & Trust merged into the Plan. On October 12, 2007, the Datapaq 401(k) Plan merged into the Plan. On December 31, 2007, the ChemTreat, Inc. 401(k) Profit Sharing Retirement Plan merged into the Plan.

On December 29, 2006, the Leica Microsystems Inc. 401(k) Savings Plan and the Sybron Dental Specialties, Inc. Savings and Thrift Plan merged into the Plan.

These plan mergers occurred subsequent to and as a result of Danaher Corporation’s (hereafter, the Company) acquisition of the above mentioned companies.

Effective after the plan year ended December 26, 2006, the Plan changed its plan year-end to December 31.

Contributions

Eligible employees may contribute up to 20% of their compensation (subject to annual maximums) into the Plan each year. The Company’s matching contribution is equal to 50% of the first 6% of the compensation contributed by the employee. The Company’s unilateral contribution is 3% of compensation. The Plan also has provisions for an employer discretionary contribution that equals a percentage of eligible compensation above the Social Security wage base in effect at the beginning of the Plan year. For the Plan year ended December 31, 2007, the discretionary contribution percentage was set at 2%. This contribution is calculated and deposited into eligible employee accounts subsequent to the Plan year-end. Employees are eligible for Company contributions upon completion of one year of service.

Employees become fully vested with respect to the employer contributions upon completion of three years of service. Employee contributions and the earnings or losses thereon are fully vested at all times.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date his or her employment terminates or the calendar year in which he or she reaches the age of 70  1/2.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with policy established by the Plan administrator. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant account is credited with the participant’s contributions; any employer matching, unilateral and discretionary contributions; an allocation of Plan earnings or losses; and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeited Accounts

At December 31, 2007 and 2006, forfeited non-vested accounts totaled $2,315,834 and $2,763,715, respectively. These amounts will be used to reduce future employer contributions and to pay administrative expenses.

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB 157, Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FASB 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FASB 157 will have on the Plan’s financial statements.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at their unpaid balances, which approximate fair value.

As described in FASB Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio and the Fidelity Managed Income Portfolio II, which consist primarily of fully benefit-responsive investment contracts. As required by the FSP, the statements of net assets available for benefits present the fair value of the Fidelity Managed Income Portfolio and the Fidelity Managed Income Portfolio II, and the adjustment from fair value to contract value. The fair value of the Plan’s interest is based on information reported by Fidelity at year-end. The contract value of the Fidelity Managed Income Portfolio and the Fidelity Managed Income Portfolio II represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated July 20, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Investments

The fair value of investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2007	2006
Danaher Corporation Stock Fund	$259,628,055	$214,719,313
Fidelity Diversified International Fund	124,567,226	83,642,636
Fidelity Equity Income Fund	114,540,668	119,430,370
Fidelity Low-Priced Stock Fund	*	83,663,460
Fidelity Magellan Fund	202,882,140	171,578,420
Fidelity MIP II Fund (at contract value)	187,352,695	190,291,855
Fidelity Retirement Money Market Fund	106,114,937	*
Templeton World Fund Class A	*	67,714,820

*	Less than 5% in period presented.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

4. Investments (continued)

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in fair value by $44,670,738 as follows:

Year Ended December 31 2007
Danaher Corporation Stock Fund	$46,606,245
American Beacon Small Cap Value Fund Institutional Class	(5,531,564)
American Funds Growth Fund of America Class R4	536,359
Fidelity Diversified International Fund	6,401,522
Fidelity Equity Income Fund	(6,688,863)
Fidelity Freedom Income Fund	(40,872)
Fidelity Freedom 2010 Fund	416,571
Fidelity Freedom 2020 Fund	712,191
Fidelity Freedom 2030 Fund	674,916
Fidelity Freedom 2040 Fund	113,435
Fidelity Low-Priced Stock Fund	(3,960,675)
Fidelity Magellan Fund	8,201,649
Franklin Small Mid-Cap Growth Fund Class A	(4,109)
Franklin Small Mid-Cap Growth Fund Advisor Class	(2,746,890)
Legg Mason Value Trust Fund Institutional Class	(808,022)
PIMCO Total Return Fund Institutional Class	1,490,883
Spartan U.S. Equity Index Fund Investor Class	1,412,863
Templeton World Fund Class A	(2,114,901)

$44,670,738

5. Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, as of December 31, 2007 and 2006, the Plan invested in 2,906,322 and 2,914,277 shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 31, 2007, the Plan received $298,164 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit responsive investment contracts at contract value. The Form 5500 requires fully benefit responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

The participant loan balance shown in the accompanying financial statements includes deemed loans with no post-default payments. A deemed loan occurs when a participant loan goes into default but the participant is not eligible for a plan distribution. The Form 5500 excludes the value of any outstanding loans that were deemed distributions in the current or prior years unless repayment was initiated. Therefore, the value of deemed loans with no post-default payments represents a reconciling item.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$1,607,641,330	$1,322,421,122
Deemed distributions with no post-default payment activity	(630,367)	(556,533)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,411,524)	(2,254,584)

Net assets available for benefits per the Form 5500	$1,605,599,439	$1,319,610,005

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Benefits paid to participants per the financial statements	$140,637,636
Loan defaults previously deemed distributed that reached a distributable event	(112,788)
Corrective distributions	(105,436)

Benefits paid to participants per the Form 5500	$140,419,412

Supplemental Schedules

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-1995548; Plan No.: 004

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*Fidelity Retirement Government Money Market	Money market	**	$2,840,949
*Fidelity Retirement Money Market	Money market	**	106,114,937

*Fidelity Managed Income Portfolio (at FMV)	Common/collective trust	**	163,003
*Fidelity Managed Income Portfolio II (at FMV)	Common/collective trust	**	185,942,942

*Danaher Stock Fund	Unitized stock fund	**	259,628,055

AIM Constellation A	Mutual fund	**	6,849
AIM Global Aggregate Growth A	Mutual fund	**	11,745
AllianceBernstein Small Mid Cap Value A	Mutual fund	**	44,855
Allianz CCM Capital Appreciation Admin	Mutual fund	**	14,809
American Beacon Funds International Equity PA	Mutual fund	**	18,367
American Beacon Funds Large Cap Value PA	Mutual fund	**	53,199
American Beacon Funds Small Cap Value Institutional	Mutual fund	**	25,863,403
American Century Large Company Value Inv	Mutual fund	**	28,427
American Century Ultra Investor	Mutual fund	**	117,327
American Century Vista Investor	Mutual fund	**	633,637
American Funds Growth Fund America R4	Mutual fund	**	34,005,099
Ariel Appreciation	Mutual fund	**	49,867
Artisan International	Mutual fund	**	224,897
Artisan Mid Cap Value	Mutual fund	**	197,465
Baron Asset Fund	Mutual fund	**	40,716
Baron Small Cap	Mutual fund	**	9,761
Calvert SIF Equity A	Mutual fund	**	4,821
Columbia Acorn Select Z	Mutual fund	**	72,815
Columbia Conservative High Yield Z	Mutual fund	**	9,398
CS Global FX Inc Com	Mutual fund	**	111

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-1995548; Plan No.: 004

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
DWS Dreman High Return Equity A	Mutual fund	**	$63,222
DWS International S	Mutual fund	**	2,329
*Fidelity Aggregate Growth	Mutual fund	**	25,581
*Fidelity Aggressive International	Mutual fund	**	60,834
*Fidelity Asset Manager 20%	Mutual fund	**	16,614
*Fidelity Asset Manager 85%	Mutual fund	**	47,121
*Fidelity Balanced	Mutual fund	**	271,566
*Fidelity Blue Chip Growth	Mutual fund	**	4,889,633
*Fidelity Blue Chip Value	Mutual fund	**	87,847
*Fidelity Canada	Mutual fund	**	869,694
*Fidelity Cap Appreciation	Mutual fund	**	30,452
*Fidelity Capital & Income	Mutual fund	**	99,332
*Fidelity Contrafund	Mutual fund	**	10,301,157
*Fidelity Convertible SEC	Mutual fund	**	113,071
*Fidelity Diversified International	Mutual fund	**	124,567,226
*Fidelity Dividend Growth	Mutual fund	**	556,574
*Fidelity Emerging Markets	Mutual fund	**	1,548,694
*Fidelity Equity Income	Mutual fund	**	114,540,668
*Fidelity Equity Income II	Mutual fund	**	54,375
*Fidelity Europe	Mutual fund	**	32,467
*Fidelity Europe Cap App	Mutual fund	**	36,021
*Fidelity Exp & Multinational	Mutual fund	**	302,067
*Fidelity Fidelity	Mutual fund	**	1,410
*Fidelity Fifty	Mutual fund	**	114,545
*Fidelity Focused High Income	Mutual fund	**	26,362
*Fidelity Freedom 2000	Mutual fund	**	601,110
*Fidelity Freedom 2010	Mutual fund	**	39,130,421
*Fidelity Freedom 2015	Mutual fund	**	1,341,171
*Fidelity Freedom 2020	Mutual fund	**	59,800,921
*Fidelity Freedom 2025	Mutual fund	**	540,884
*Fidelity Freedom 2030	Mutual fund	**	33,305,166
*Fidelity Freedom 2035	Mutual fund	**	806,306
*Fidelity Freedom 2040	Mutual fund	**	14,300,146
*Fidelity Freedom Income	Mutual fund	**	7,009,216
*Fidelity Ginnie Mae	Mutual fund	**	16,817
*Fidelity Global Balanced	Mutual fund	**	121,898

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-1995548; Plan No.: 004

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*Fidelity Government Income	Mutual fund	**	$14,513
*Fidelity Growth & Income	Mutual fund	**	4,407,214
*Fidelity Growth Company	Mutual fund	**	200,587
*Fidelity Independence	Mutual fund	**	21,501
*Fidelity Inflation Prot Bond	Mutual fund	**	204
*Fidelity Intermediate Bond	Mutual fund	**	159
*Fidelity Intermediate Government Income	Mutual fund	**	3,573
*Fidelity International Discovery	Mutual fund	**	248,588
*Fidelity International Real Estate	Mutual fund	**	106,481
*Fidelity Investor Grade Bond	Mutual fund	**	1,649
*Fidelity Japan	Mutual fund	**	3,753
*Fidelity Large Cap Growth	Mutual fund	**	663
*Fidelity Large Cap Stock	Mutual fund	**	14,247
*Fidelity Large Cap Value	Mutual fund	**	52,841
*Fidelity Latin America	Mutual fund	**	1,036,914
*Fidelity Leveraged Co Stock	Mutual fund	**	1,496,442
*Fidelity Low Price Stock	Mutual fund	**	75,716,498
*Fidelity Magellan	Mutual fund	**	202,882,140
*Fidelity Mega Cap Stock	Mutual fund	**	65,528
*Fidelity Mid Cap Growth	Mutual fund	**	4,313
*Fidelity Mid Cap Stock	Mutual fund	**	223,077
*Fidelity Mid Cap Value	Mutual fund	**	98,892
*Fidelity Mortgage SEC	Mutual fund	**	921
*Fidelity NASDAQ Composite Index	Mutual fund	**	18,127
*Fidelity New Markets Inc	Mutual fund	**	168,372
*Fidelity OTC Portfolio	Mutual fund	**	4,060,444
*Fidelity Overseas	Mutual fund	**	90,633
*Fidelity Pacific Basin	Mutual fund	**	189,609
*Fidelity Puritan	Mutual fund	**	4,359,523
*Fidelity Real Estate Income	Mutual fund	**	72,824
*Fidelity Real Estate Invs	Mutual fund	**	243,111
*Fidelity Select Cons Discr	Mutual fund	**	52,196
*Fidelity Select Financial	Mutual fund	**	147,567
*Fidelity Select Healthcare	Mutual fund	**	578,196
*Fidelity Select Industrials	Mutual fund	**	701,273
*Fidelity Select Natural RES	Mutual fund	**	4,395,288

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-1995548; Plan No.: 004

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*Fidelity Select Technology	Mutual fund	**	$979,178
*Fidelity Select Utilities Growth	Mutual fund	**	553,125
*Fidelity Small Cap Growth	Mutual fund	**	59,301
*Fidelity Small Cap Independent	Mutual fund	**	62,082
*Fidelity Small Cap Retirement	Mutual fund	**	11,493
*Fidelity Small Cap Stock	Mutual fund	**	147,205
*Fidelity Small Cap Value	Mutual fund	**	35,971
*Fidelity Southeast Asia	Mutual fund	**	1,106,845
*Fidelity Strategic Income	Mutual fund	**	130,209
*Fidelity Strategy Dividend & Income	Mutual fund	**	28,882
*Fidelity Total Bond	Mutual fund	**	10,098
*Fidelity Trend	Mutual fund	**	10,069
*Fidelity US Bond Index	Mutual fund	**	3,590,215
*Fidelity Utilities	Mutual fund	**	62,731
*Fidelity Value	Mutual fund	**	1,821,603
*Fidelity Value Strategies	Mutual fund	**	98,606
*Fidelity Worldwide	Mutual fund	**	13,172
FMA Small Company IS	Mutual fund	**	54,305
Franklin Small Mid Cap Growth A	Mutual fund	**	48,056,199
Hartford International Growth Y	Mutual fund	**	63,352
Legg Mason Partners Aggressive Growth A	Mutual fund	**	45,034
Legg Mason Partners Large Cap Growth A	Mutual fund	**	21,820
Legg Mason Value Trust FI CL	Mutual fund	**	147,093
Legg Mason Value Trust Institutional	Mutual fund	**	5,604,324
Loomis Growth A	Mutual fund	**	57,387
Loomis Small Cap Value R	Mutual fund	**	2,952
Lord Abbett Affiliated A	Mutual fund	**	69,581
Lord Abbett Small Cap Blend A	Mutual fund	**	8,952
Managers Bond Fund	Mutual fund	**	77,800
Morgan Stanley Institutional Fund Emerging Markets P	Mutual fund	**	263,687
Mutual Discovery A	Mutual fund	**	239,662
Mutual Shares Class A	Mutual fund	**	77,330
Neuberger Berman Focus Trust	Mutual fund	**	142,319
Neuberger Berman International Fund Trust	Mutual fund	**	65,108
Neuberger Berman Partners Trust	Mutual fund	**	33,591

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-1995548; Plan No.: 004

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
Neuberger Berman Regency Trust	Mutual fund	**	$7,924
Oakmark Equity & Income I	Mutual fund	**	434,385
Oakmark I	Mutual fund	**	100,760
Phoenix Mid Cap Value A	Mutual fund	**	141,740
PIMCO Global Bond Adm (Unhedged)	Mutual fund	**	3,570
PIMCO High Yield Administrative	Mutual fund	**	90,159
PIMCO Real Return Bond Administrative	Mutual fund	**	130,280
PIMCO Total Return Administrative	Mutual fund	**	1,116,851
PIMCO Total Return Institutional	Mutual fund	**	54,708,935
Rainier Small Mid Cap	Mutual fund	**	395,541
Royce Opportunity Service	Mutual fund	**	148,359
Royce Total Return Service	Mutual fund	**	42,074
Royce Value Plus Service	Mutual fund	**	48,029
RS Emerging Growth A	Mutual fund	**	8,378
RS Partners A	Mutual fund	**	756,014
RS Smaller Company Growth A	Mutual fund	**	58,599
RS Value A	Mutual fund	**	36,215
*Spartan Extended Market Index	Mutual fund	**	26,692
*Spartan Total Market Index	Mutual fund	**	62,171
*Spartan US Equity Index	Mutual fund	**	48,633,780
Templeton Developing Markets A	Mutual fund	**	82,251
Templeton Foreign A	Mutual fund	**	78,966
Templeton Foreign Small Co A	Mutual fund	**	56,005
Templeton Global Bond A	Mutual fund	**	1,438,308
Templeton Growth A	Mutual fund	**	61,005
Templeton World A	Mutual fund	**	71,079,987
Touchstone Sands Capital Select Growth Z	Mutual fund	**	10
Van Kampen Equity & Income A	Mutual fund	**	891
Van Kampen Growth & Income A	Mutual fund	**	58,764
Wells Fargo Advantage Mid Cap Disciplined Inv	Mutual fund	**	51,139
Wells Fargo Advantage Small Cap Value Z	Mutual fund	**	38,675
Western Asset Core Bond FI	Mutual fund	**	60,492
Western Asset Core Plus Bond FI	Mutual fund	**	11,484

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-1995548; Plan No.: 004

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*Participant loans	Interest rates range from 4% to 11.5% with maturity at various dates	**	$23,496,191

			$1,600,624,138

*	Indicates a party-in-interest to the Plan.
**	Historical cost is not required to be presented, as all investments are participant-directed.

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-1995548; Plan No.: 004

Schedule H, Line 4a –

Schedule of Delinquent Participant Contributions

December 31, 2007

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$38,825.39	$38,825.39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Danaher Corporation & Subsidiaries Savings Plan trustee or other person who administers the Plan have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

	By:	DANAHER CORPORATION, Plan Sponsor

Date: June 20, 2008	By:	/s/ Daniel L. Comas
Daniel L. Comas
Executive Vice President — Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm